For Immediate Release

Contact:
ATA Inc. Carl Yeung, CFO Email: ir@ata.net.cn	CCG Elite Investor Relations Crocker Coulson, President Phone: +(1) 646-213-1915

Phone: +(86) 10 65181122-5107	Email: crocker.coulson@ccgir.com Ed Job, CFA Phone: +(1) 646-213-1914 Email: ed.job@ccgir.com

ATA Announces Results for Fiscal First Quarter 2009

BEIJING, August 28, 2008 — ATA Inc. (“ATA” or the “Company”) (NASDAQ: ATAI), the leading provider of computer-based testing and testing-related services in China, today announced its unaudited financial results for its fiscal first quarter ended June 30, 2008 (“First Quarter 2009”).

First Quarter 2009 Highlights

■	Net revenues increased by 158.2% year-over-year to approximately RMB68.3 million (US$10.0 million).
■	Gross profit increased by 184.8% year-over-year to approximately RMB39.2 million (US$5.7 million).
■	Income from operations was approximately RMB17.7 million (US$2.6 million) compared to a loss from operations of RMB1.3 million in the same period last year.
■	Net income was approximately RMB12.4 million (US$1.8 million) compared to a net loss of RMB0.8 million in the same period last year.
■	Net income excluding share-based compensation expense and
foreign currency exchange gain (losses) (non-GAAP) was
approximately RMB13.7 million (US$2.0 million) compared to a non-GAAP net loss of RMB0.1 million in the same period last
year.
■	Basic and diluted earnings per ADS were RMB0.56 (US$0.08) and
RMB0.54 (US$0.08), respectively. Basic and diluted earnings per
ADS excluding share-based compensation expense and foreign
currency exchange gain (losses) (non-GAAP) were RMB0.60
(US$0.09) and RMB0.58 (US$0.08), respectively. Each ADS
represents two common shares of the Company.
■	For the quarter, ATA delivered approximately 1.5 million tests, an increase of 215.5% year-over-year. In addition, average
revenue per test increased to RMB36.0 from RMB17.4 in the same period last year.

“We are pleased to report a very strong start to our fiscal year 2009,” said Kevin Ma, ATA’s Chairman and Chief Executive Officer. “These results are a testament that ATA has a proven and solid growth platform to take full advantage of China’s fast-growing test and test-related sectors. Looking forward, we expect ATA to continue to benefit from the high barriers to entry we have built over the years, and from very positive trends in our industry as the pace of new computerized test offerings as well as the conversion of existing paper-based tests accelerate in the quarters and years ahead. We hope to win new large testing contracts leveraging our strong track record and unique capabilities in delivering nationwide computer-based tests in a cost effective and secure manner and we expect our growth to continue to be resilient to economic factors such as the volatility in China’s securities market, the Sichuan earthquake in May 2008 and the 2008 Olympics to reach new milestones. We are very excited about the outlook for our business and see a long runway ahead in our market.”

ATA’s Chief Financial Officer, Carl Yeung, stated, “ATA’s net revenues and gross and operating margins for the quarter have reached a new record relative to any prior fiscal first quarter. Our growth in the fiscal first quarter 2009 was mainly driven by the annual China Banking Association (“CSA”) exam, which last year occurred during our fiscal second quarter. The volume of test takers for this year’s CSA exam was approximately 470,000 candidates compared to zero candidates last year. In addition to our strong results we are very excited to have Mr. Jeffery Gao join ATA as Finance Director. Mr. Gao brings 11 years of audit and advisory experience from PricewaterhouseCoopers, and he recently worked at Ernst & Young as a Director of risk advisory services. At ATA we are constantly seeking to enhance our corporate governance and to make progress on our Sarbanes-Oxley compliance readiness plan, and Mr. Gao’s appointment will contribute positively to our effort to position ATA as a well-governed company that can create lasting value for our shareholders.”

Financial Results for the First Quarter 2009

For First Quarter 2009, net revenues were RMB68.3 million (US$10.0 million), representing a 158.2% increase year-over-year. This increase was mainly driven by a 566.2% increase in net revenues from testing services. Net revenues from test-based educational programs increased by 3.1% year-over-year, while net revenues from test preparation and training solutions declined by 91.0% as we did not make sales of NTET software in the June quarter.

The overall number of tests we delivered increased by 215.5% year-over-year to approximately 1.5 million in First Quarter 2009, while the average revenue per test delivered rose to RMB36.0 from RMB17.4 in the same period of fiscal year 2008. This increase in average revenue per test was due to approximately 470,000 tests delivered for the China Banking Association.

Gross profit increased by 184.8% year-over-year to approximately RMB39.2 million (US$5.7 million) from RMB13.8 million in the same period last year. Gross margin increased to 57.3% in First Quarter 2009 from 52.0% in the same period last year, driven by higher contribution from the Company’s more profitable testing services as a percentage of total net revenues.

Operating expenses increased by 42.9% year-over-year to RMB21.5 million (US$3.1 million) from RMB15.0 million in the same period last year, primarily due to an increase in general and administrative expenses. General and administrative expenses increased by 86.8% to RMB12.2 million (US$1.8 million), primarily related to accrued bonuses, share-based compensation, and incremental expenses related to being a public company. Sales and marketing expenses were flat at RMB6.0 million (US$0.9 million) while research and development expenses increased by 28.9% year-over-year to RMB3.3 million (US$0.5 million) from RMB2.6 million in the same period last year, primarily due to an increase in research and development personnel from 51 as of June 30, 2007 to 78 as of June 30, 2008.

Income from operations for First Quarter 2009 was RMB17.7 million (US$2.6 million) compared to a loss from operations of RMB1.3 million in the same period last year. Operating margin was 25.9% in First Quarter 2009 compared to negative 4.8% in the same period last year. Operating margin improved due to stable operating expenses and a fast-growing revenue base.

Net income for First Quarter 2009 was RMB12.4 million (US$1.8 million) compared to a net loss of RMB0.8 million in the same period last year. Basic and diluted earnings per common share were RMB0.28 (US$0.04) and RMB0.27 (US$0.04), respectively, and basic and diluted earnings per ADS were RMB0.56 (US$0.08) and RMB0.54 (US$0.08), respectively.

Net income excluding share-based compensation expense and foreign currency exchange gain (losses) (non-GAAP) was RMB13.7 million (US$2.0 million) for First Quarter 2009 compared to a non-GAAP loss of RMB0.1 million in the same period last year. Basic and diluted earnings per ADS excluding share-based compensation expense and foreign currency exchange gain (losses) (non- GAAP) were RMB0.60 (US$0.09) and RMB0.58 (US$0.08), respectively.

Other Operating Data

As of June 30, 2008, ATA had 1,886 authorized test centers located throughout China.

The number of weighted average ADSs used to calculate basic and diluted earnings per ADS for the quarter ended June 30, 2008 were 22.5 million and 23.4 million respectively. ATA had 45.7 million common shares outstanding as of June 30, 2008.

Second Quarter 2009 and Full Year Fiscal Year 2009 Guidance

For the fiscal second quarter 2009, ATA forecasts net revenues will be in the range of RMB50 million to RMB53 million, representing year-over-year growth in the range of 0% to 6%. ATA re-iterates the expectation that net revenues for the fiscal year ended March 31, 2009 will be in the range of RMB340 million to RMB350 million, which is expected to represent a 98% to 103% growth over fiscal year 2008. This is ATA’s current and preliminary view, which is subject to change. Our results of operations for First Quarter 2009 are not necessarily indicative of our operating results for any future periods.

Conference Call

The Company will host a conference call at 9:00 a.m. ET on August 28, 2008, to discuss the results for the first quarter 2008. Joining Kevin Ma, CEO of ATA Inc., will be Walter Wang, Director and President, and Carl Yeung, Chief Financial Officer. To participate in the conference call, please dial +1(866) 578-5771 five to ten minutes prior to the scheduled conference call time and mention the passcode 10565544. International callers should dial +1(617)213-8055, and mention the pass code 10565544.

If you are unable to participate in the call at this time, a replay will be available on August 28 at 11:00 a.m. ET, through September 4, 2008. To access the replay, dial +1(888)286-8010, international callers should dial +1(617)801- 6888, and enter the pass code 58866634.

This conference call will be broadcast live over the Internet and can be accessed by all interested parties on ATA Inc.’s website at http://www.ata.net.cn. To listen to the live webcast, please go to ATA Inc.’s website at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software. For those unable to participate during the live broadcast, a replay will be available shortly after the call on ATA Inc.’s website for 90 days.

About ATA Inc.:

ATA is the leading provider of computer-based testing services in China. The Company offers comprehensive services for the creation and delivery of computer-based tests based on its proprietary testing technologies and test delivery platform. The Company’s computer-based testing services are used for professional licensure and certification tests in various industries, including information technology, or IT, services, banking, teaching, securities, insurance and accounting. ATA’s test center network comprised 1,886 authorized test centers located throughout China as of June 30, 2008, which the Company believes is the largest test center network of any commercial testing service provider in China. Combined with its test delivery technologies, this network allows ATA’s clients to administer large-scale nationwide tests in a consistent, secure and cost-effective manner. ATA has delivered approximately 25 million tests including 15 million billable test since it commenced operations in 1999, and in June 2008 delivered tests to approximately 470,000 test takers over a single weekend for the China Banking Association through its test delivery platform. For further information, please visit: http://www.ata.net.cn.

Cautionary Note Regarding Forward-looking Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “look forward to,” “outlook,” “forecast,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate” and similar terminology and include, among other things, the Company’s anticipated financial and operating results for the fiscal quarter ending September 30, 2008 and the fiscal year ending March 31, 2009. Among the factors that could cause the Company’s actual financial and operating results to differ from what the Company currently anticipate may include the Company’s ability to meet challenges associated with its rapid expansion, the Company’s ability to meet the expectations of current and future clients, the Company’s ability to implement and maintain effective internal controls over financial reporting, the health of the PRC economy, and uncertainties with respect to the PRC legal and regulatory environments. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s annual report on Form 20-F for its fiscal year ended March 31, 2008, which was filed with the U.S. Securities and Exchange Commission on August 28, 2008 and is available on the Securities and Exchange Commission’s website at www.sec.gov. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations and prospects, see the “Risk Factors” section of the Company’s Form 20-F for the fiscal year ended March 31, 2008.

The forward-looking statements in this release involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the markets in which it operates. The Company undertakes no obligation to update forward-looking statements, which speak only of the Company’s views as of the date of this release, to reflect subsequent events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, the Company cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About Non-GAAP Financial Measures

To supplement ATA’s consolidated financial information presented in accordance with U.S. generally accepted accounting principles (“GAAP”), ATA uses the following measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission: net income excluding share-based compensation expenses and foreign currency exchange gain (losses) and basic and diluted earnings per ADS excluding share-based compensation expenses and foreign currency exchange gain (losses). The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

ATA believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses and foreign currency exchange gain (losses), which may not be indicative of its operating performance from a cash perspective. ATA believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to ATA’s historical performance and liquidity. ATA computes its non-GAAP financial measures using the consistent method from quarter to quarter. ATA believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP net income excluding share-based compensation expenses and basic and diluted earnings per share and per ADS excluding share-based compensation expenses is that share-based compensation charges have been and are expected to continue to be for the foreseeable future a significant recurring expense in ATA’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying table captioned “Reconciliations of Non-GAAP measures to the most comparable GAAP measures” set forth at the end this release, has more details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures used by ATA.

Currency Convenience Translation

The Company’s financial information is stated in RMB. The translation of RMB amounts for the first quarter 2009 into United States dollars is included solely for the convenience of readers and has been made at the rate of RMB6.8591 to US$1.00, the noon buying rate as of June 30, 2008 in the City of New York for cable transfers in RMB per US dollar as certified for customs purposes by the Federal Reserve Bank of New York. Such translations should not be construed as representations that RMB amounts could be converted into US dollar at that rate or any other rate, or to be the amounts that would have been reported under US GAAP.

ATA INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,	June 30,	June 30,
	2008	2008	2008

	RMB	RMB	USD

ASSETS
Current assets:
Cash	332,196,672	333,089,081	48,561,631
Accounts receivable, net	63,502,408	64,530,545	9,408,019
Inventories	2,951,966	2,398,238	349,643
Prepaid expenses and other current assets	4,657,608	7,983,738	1,163,963

Total current assets	403,308,654	408,001,602	59,483,256

Property and equipment, net	10,668,300	11,083,170	1,615,834
Goodwill	6,880,123	6,880,123	1,003,065
Other assets	15,776,667	17,503,238	2,551,827

Total assets	436,633,744	443,468,133	64,653,982

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other payables	29,822,313	42,442,092	6,187,706
Deferred revenues	36,707,916	16,961,778	2,472,887

Total current liabilities	66,530,229	59,403,870	8,660,593

Deferred revenues	7,025,971	6,893,342	1,004,992

Total liabilities	73,556,200	66,297,212	9,665,585

Shareholders’ equity:
Common shares:	3,656,210	3,799,418	553,924
Treasury shares	(16,106,940)	(16,106,940)	(2,348,259)
Receivable from shareholders	—	(5,226,173)	(761,933)
Additional paid-in capital	498,374,024	512,484,581	74,716,010
Accumulated other comprehensive loss	(7,933,512)	(15,315,434)	(2,232,863)
Accumulated deficit	(114,912,238)	(102,464,531)	(14,938,482)

Total shareholders’ equity	363,077,544	377,170,921	54,988,397

Total liabilities and shareholders’ equity	436,633,744	443,468,133	64,653,982

ATA INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three-month Period Ended
	June 30,	March 31,	June 30,	June 30,
	2007	2008	2008	2008

	RMB	RMB	RMB	USD

Net revenues	26,469,430	29,160,319	68,331,931	9,962,230
Testing services	8,088,396	11,479,177	53,885,098	7,856,001
Test-based educational services	10,690,059	15,573,374	11,024,193	1,607,236
Test preparation and training solutions	5,675,317	442,813	508,088	74,075
Other revenue	2,015,658	1,664,955	2,914,552	424,918
Cost of revenues	12,717,028	13,163,771	29,163,638	4,251,817

Gross profit	13,752,402	15,996,548	39,168,293	5,710,413

Operating expenses:
Research and development	2,550,832	3,272,577	3,287,178	479,243
Sales and marketing	5,927,449	8,348,702	5,961,055	869,072
General and administrative	6,539,136	11,167,965	12,218,300	1,781,329

Total operating expenses	15,017,417	22,789,244	21,466,533	3,129,644

Income (loss) from operations	(1,265,015)	(6,792,696)	17,701,760	2,580,769
Equity in income (loss) of an affiliate	988,133
Interest income	120,732	67,559	190,472	27,770
Foreign currency exchange gain (loss), net	(91,992)	379,425	609,647	88,881

Earnings (loss) before income taxes	(248,142)	(6,345,712)	18,501,879	2,697,420

Income tax benefit (expense)	(522,821)	623,840	(6,054,172)	(882,648)

Net income (loss)	(770,963)	(5,721,872)	12,447,707	1,814,772

Basic earnings (loss) per common share	(0.04)	(0.16)	0.28	0.04

Diluted earnings (loss) per common share	(0.04)	(0.16)	0.27	0.04

Basic earnings (loss) per ADS	(0.08)	(0.32)	0.56	0.08

Diluted earnings per (loss) ADS	(0.08)	(0.32)	0.54	0.08

UNAUDITED RECONCILIATIONS OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

		Three-month Period Ended
	June 30,	June 30,
	2007	2008

	RMB	RMB

GAAP net income (loss)	(770,963)	12,447,707
Share-based compensation expenses	554,085	1,908,875
Foreign currency exchange (gain) loss, net	91,992	(609,647)
Non-GAAP net income (loss)	(124,886)	13,746,935

GAAP earnings (loss) per ADS:
Basic	(0.08)	0.56
Basic
Diluted	(0.08)	0.54
Share-based compensation expenses per ADS:
Basic	0.05	0.07
Diluted	0.05	0.07
Foreign currency exchange gain (losses) per ADS:
Basic	0.01	(0.03)
Diluted	0.01	(0.03)
Non-GAAP earnings (loss) per ADS:
Basic	(0.02)	0.60
Diluted	(0.02)	0.58